Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

INSIDER US MARKETS CLOSED DOW    S&P500 NASDAQ 100 +0.89%+0.77%+0.51% HOME >TRANSPORTATION 4 top startups chasing the $23 billion battery recycling market — and solving a major problem for electric cars Grace Kay Apr 10,2021,9:52 AM

As US incentives push for more electric cars, recyclers will face a “mountain” of battery waste. Most battery recycling companies in the US are still in the early stages of development. From transporting heavy batteries to recovering metals, the industry faces several hurdles. See more stories on Insider’s business page. The drive to sell more electric cars will create a massive amount of waste, and along with it a lucrative new opportunity for those who know what to do with it. As massive factories — dubbed gigafactories by Tesla CEO Elon Musk — race to pump out lithium-ion batteries to support a widespread shift to electric vehicles, they’re seeding the ground both for a huge waste problem and a supply chain crisis. The electric cars on the road today will contribute to 15 million tons of global Raftery waste when they reach the end of their life — within seven to 10 years of production — according to data from Li-Cycle. “We’re going to see an astronomical increase, literally mountains of gigafactories worth of battery waste,” Dan Kish, a senior fellow at the the Institute for Energy Research told Insider.

Sorting lithium-ion batteries. Li-Cycle What’s more, in order to meet future electric vehicle production goals set out in the Biden Administration’s $2 trillion climate plan, manufacturers will need more lithium, nickel, and cobalt than mining companies are currently prepared to extract. But here, two problems can make a solution: Recycling used EV batteries can reduce the waste problem and put battery components back into the supply chain. These start-ups are poised to benefit from a multi-billion dollar opportunity: Within the next four years alone, the global battery recycling market is expected to grow from a $17 billion industry to over $23 billion, largely due to waste from electric cars, according to a report from ResearchandMarkets.com. <HOMEPAGE uespne projections, me nailery recycling nitiusiry laces several cnanenges, aim mnnv ct^rt-nnc nrp Qtill in thp hpainnina ctn<JPQ nf dpvplnnina thpir tpehnnlnav https ://www.busi nessi nsi der.com/4-top-startups-work ng -on-el ectri c-vehi cl e-battery- recycl i ng -2021-4

4/11/2021    4 Top Startups Working on Electric Vehicle Battery Recycling AA1.W1.1J ULWAL WA UUAA1 XXX UXX^zX X X X X X X XVZX x~«.^z V ^zXV/^XXX^ UXX^zXX L WllAlMXW^ J • Battery recycling can be time consuming and expensive. From finding ways to transport the bulky batteries — which weigh over 1,000 pounds — to actually disassembling the batteries, Kish said he questions whether the recycled metals will be able to compete with mined elements. “At this point, the cost of recycling is so high there’s not enough companies out there to deal with the amount of waste we have coming down the pipeline,” he told Insider. Many traditional recycling processes require disassembling the batteries by hand, a process that can be incredibly time consuming and take over 20 minutes per EV battery, as the energy packs made for electric vehicles have thousands of cells. That might not sound like a long time, but when faced with 15 million tons of batteries, it’s not sustainable, according to Kish. Recycling processes also impact how much of the battery goes to waste. Whether burning the batteries down to a sludge or shredding them, it can be difficult to recover and separate different battery-grade materials. Fortunately, some of the top minds in the EV business are already working on cracking those challenges. From the man behind Tesla’s lithium-ion battery powertrain to environmental scientists and lithium mining experts, here are some of the key players in North America looking to close the gap between electric cars and their waste. Li-Cycle was one of the first startups in North America to focus on lithium- ion battery recycling

Co Founders Ajay Kochhar & Tim Johnston at Commercial Spoke 1 in Kingston, ON Li-Cycle Li-cycle CEO Ajay Kochhar told Insider that when he worked as a director at a lithium chemical processing company, he saw a glaring hole. “Back then, there was nowhere near the amount of battery manufacturing plants as there is today,” Kochhar said. “And it still became readily apparent to me: What was going to happen to all of those batteries?” Kochhar cofounded Li-cycle in 2016 with his coworker, Tim Johnston. The company has since become one of the most advanced lithium recyclers in North America, and in February announced plans to go public via a SPAC in a deal that valued it at the key hurdles to EV battery recycling: transportation, cost, and time.https://www.busi nessi nsider.com/4-top-startups-worki ng -on-electric-vehicle-battery-recycl i ng -2021-4

To address transportation issues, Li-Cycle created a sort of spoke and hub model, positioning two facilities near its 40 partnering automakers and battery manufacturers. There, the batteries are broken down and shredded. The remains are sent to Li-Cycle’s hub in Rochester, New York, where they’re converted back into battery grade elements — a powdery substance. Cobalt sulphate powder Li-Cycle “VT 7 V* •! 1 z-»    z^ z>4- z^ z^ z>«zz-\r» 1 -x z4 Z^-TT 4- z> z-» 4-4- z> z^ z> -W T Z> z-1 4- zx. z> Z’k z-» z^TT<- z> -a^ 4- z^ fz> azz-k <HOMEPAGE OIZJV UCLLLViy 111 <71IV/ g,<7. Li-cycle is one of few companies that has already begun to reintroduce the recycled material back into the supply chain via its pilot hub plant. The company plans to recycle about 20,000 metric tons of batteries a year by 2025 — equivalent to discards from about 60,000 electric vehicles. J.B. Straubel left Tesla to address the issue of battery recycling JB Straubel Redwood Materials <HOMEPAGE QtranHnl nctahl i chnH Rprkunnd AAatnri’ale in 9017 tn finrl cnlntinnc fnr Hicnarrlnrl https ://www.busi nessi nsi der.com/4-top-startups-work ng -on-el ectri c-vehi cl e-battery- recycl i ng -2021-4

Li-cycle is one of few companies that has already begun to reintroduce the recycled material back into the supply chain via its pilot hub plant. The company plans to recycle about 20,000 metric tons of batteries a year by 2025 — equivalent to discards from about 60,000 electric vehicles. J.B. Straubel left Tesla to address the issue of battery recycling

4/11/2021    4 Top Startups Working on Electric Vehicle Battery Recycling ULiUUUVl VOLUU11O11VU. 1WU. V V WU. IViaLVliUiO AAA / UW AAAAVL OWlULlVliO A\JA U.1O VU.A M. VU. batteries. Redwood has two facilities in Carson City, Nevada, near Tesla’s gigafactory, where the startup has a trial with Tesla’s Japanese partner, Panasonic Corp. The startup also got in on Amazon’s $2 billion Climate Pledge Fund, recycling consumer electronics for the e-commerce giant. To date the company has over $200 million in funding, according to data from PitchBook. “This is the time to start inventing technology,” Straubel told Insider in a ^Aarclj interview with Insider’s Matthew DeBord.“We’re not yet overwhelmed by a tsunami of waste EV batteries. We’re a few years ahead of it, and that’s a good place for us. This is something I feel is an incredibly important problem, and I’m excited to create the change.”

Shredded Lithium ion Batteries from Li-Cycle Spoke Process Li-Cycle Redwood uses a similar shredding process to Li-Cycle. The CEO said he believes that in the future, recycled materials could become more important than mined ones — accounting for 90% of a battery’s components. While most of the materials Redwood recycles come from consumer electronics, the company also recycled enough scrap from Panasonic in 2020 to power over 10,000 electric cars, according to The Wall Street Journal. In January, the company even began accepting old electronics from the general public. Lithion plans to be commercially operational by 2024 Lithion batterv recvclina Dlant Lithion https://www.busi nessi nsider.com/4-top-startups-worki ng -on-electric-vehicle-battery-recycl i ng -2021-4

Jean-Christophe Lambert, the business development manager at Lithion, told Insider one of the company’s biggest struggles at the moment is finding EVs to recycle. The Canada-based company announced a partnership with Hyundai to recycle battery scrap from the company’s manufacturing plants in February. Companies like Lithion and Li-cycle say most of their recycling materials come from manufacturing scrap — battery pieces or entire batteries that didn’t pass muster and never made it into a car. Lambert said the company is primarily working to put itself in a position where its technology and processes are ready to recycle at scale when the glut of electric cars begin to reach their end of life stage in the next 5-10 years. “There’s not a lot of companies in the market right now,” Lambert told Insider. “It’s going to get competitive at some point, but the companies that were here first are going to have a distinct advantage.” As companies like Lithion and Li-cycle prepare for the onslaught of EV batteries, they are also preparing to meet a need on the supply side for automotive manufacturers as dwindling lithium, cobalt, and nickel supplies could hamper the supply chain, Lambert said. While Lithion has not yet reached a stage where it is returning the elements to manufacturers via a closed loop process, the recycled elements will fill this gap in the supply chain and will likely be even cheaper than mined elements. Recell is a project funded by the US Department of Energy

Materials from a shredded battery Recell There are several ways to recycle a lithium-ion battery, including using pyro techniques to burn the battery down to a sludge and the shredding process used by Li-cycle and Lithion. While thermal techniques are more traditional, they come at an environmental cost. Jeff Spangenberger, the director of Recell Center, told Insider the organization is working to create an economically viable recycling process without a carbon footprint. Recell is working on a direct-recycling process that jumps several steps and could 1    . 1 111 .11 -w•1ml•111• <HOMEPAGE Lougu giues ana compact. moauies.

While the 2-year-old organization is still 6-8 years out from a commercial roll-out, Spangenberger said EV battery recycling is something that the US government should be prioritizing now. “We need to get to a point where people recognize lithium-ion batteries as valuable,” Spangenberger told Insider. “We need to start building up this recycling infrastructure now, not just when existing recycling companies start making money further down the road.” [GRAPHIC APPEARS HERE]
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4/11/2021	4 Top Startups Working on Electric Vehicle Battery Recycling

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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